                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                              AmericasDoctor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                  ----------------------------------
  CUSIP No.  None                            Page    2   of   6   Pages
           ---------                               -----    -----
--------------------------                  ----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven M. Rauscher
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            234,846
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             234,846
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      234,846
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

Item 1.

(a)      Name of Issuer

         AmericasDoctor, Inc. (formerly "AmericasDoctor.com, Inc.")

(b)      Address of Issuer's Principal Executive Offices

         1325 Tri-State Parkway, Suite 300
         Gurnee, Illinois 60031

Item 2.

(a)      Name of Persons Filing

         Steven M. Rauscher

(b)      Address of Principal Business Office or, if none, Residence

         c/o Genome Therapeutics Corporation
         100 Beaver Street
         Waltham, MA 02453

(c)      Citizenship

         United States

(d)      Title of Class of Securities

         Class A Common Stock, par value $.001 per share

(e)      CUSIP Number

         None

Item 3. If this statement is filed pursuant to (S) 240.13d-1(b) or (S) 240.13d-2(b) or (c), check whether the person filing is a:

(a)      [_]  Broker or dealer registered under Section 15 of the Act

(b)      [_]  Bank as defined in section 3(a)(6) of the Act.

(c)      [_]  Insurance company as defined in section 3(a)(19) of the Act.

(d)      [_]  Investment company registered under section 8 of the Investment
              Company Act of 1940;

(e)      [_]  An investment adviser in accordance with (S)240.13(d)-1(b)(1)(ii)
              (E);

(f)      [_]  An employee benefit plan or endowment fund in accordance with (S)
              240.13d-1(b)(ii)(F);

(g)      [_]  A parent holding company or control person in accordance with (S)
              240.13d-1(b)(1)(ii)(G);

(h)      [_]  A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

(i)      [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)      [_]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

         Not applicable.

Item 4.       Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a)      Amount Beneficially Owned:  234,846

 .(b)     Percent of Class:  6.4%

(c)      Number of shares as to which the person has:

         (i)   sole power to vote or to direct the vote:  234,846

         (ii)  shared power to vote or to direct the vote:  0

         (iii) sole power to dispose or to direct the disposition of:  234,846

         (iv)  shared power to dispose or to direct the disposition of:  0

Instructions:   For computations regarding securities which represent a right to acquire an underlying security see (S) 240.13d-1(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Member of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002



                                              /s/ Steven M. Rauscher
                                           -------------------------------------
                                                Steven M. Rauscher